HINDALCO

ADITYA BIRLA GROUP

AM:PVK:922:2006

Date:- 20th November, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

Sub:- **Performance Update for the half year ended 30th September, 2006.**

Please find enclosed herewith 3 (Three) Printed Copies of the Performance Update of Hindalco Industries Limited for the Half Year ended 30th September, 2006, for your ready reference and record.

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General manager &
Company Secretary

Encl:- as above

06018924

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516

(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)

Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

HINDALCO

ADITYA BIRLA GROUP

Performance Update

for the half year ended 30th September 2006

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 030

Dear Shareholders,

It gives me great pleasure to share with you the results for the first half of Financial Year 2006-07 (FY07). Sales and profits were at a record high with impressive performance in both Quarter I and II, driven by higher prices. The first half of FY07 saw an increase in average Aluminium spot prices on LME by 42% from 1,810$/T to 2,565$/T. Spot prices for Copper averaged $7,466/T as compared to $3,579/T during the first half of the last year, reflecting an increase of 109%. However, LME is a pass through for the Copper Business. Spot Alumina prices fell during this period. Input price escalations continued to impact the bottom line adversely.

Your Company operated at higher than rated capacity or close to rated capacity in almost all the production facilities and therefore, could take full advantage of increased prices. There was significant improvement in performance of Copper Business which clocked higher output and posted a profit during HI FY07.

Acquisition of downstream Assets

You will recall that we had acquired the Rolling Plant belonging to Pennar Aluminium Ltd. from Asset Reconstruction Company India Limited (ARCIL) under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act (SARFESI). The facilities are located at Mouda near Nagpur. The plant started producing flat rolled products from March'06 ie immediately after we took possession of the facilities. The plant has high productivity standards. It has started doing well and will increase the company's rolling capacity and market share without any increase in the over all industry capacity.

We had also acquired an extrusion press and other ancillary equipment belonging to the erstwhile Sangam Aluminium Limited from the official liquidator Chennai High Court as part of winding-up procedure. This equipment was successfully dismantled from the plant location at Hosur and transported to Renukoot. The Extrusions Press was installed and commissioned at Renukoot in record time and is currently operating in full swing.

Brownfield Projects

Muri Alumina expansion from 110 KTPA to 450 KTPA is in advanced stage of implementation. Civil and Structural work have been done substantially. Equipment erection is at an advanced stage. The commencement of commissioning is slotted in the first quarter of the next fiscal.

We had also taken up Hirakud Smelter capacity expansion from 65 KTPA to 143 KTPA in two phases and a matching Captive Power capacity expansion from 167.5 MW to 367.5 MW. The commissioning of Phase 1 of Smelter expansion i.e. from 65 KTPA to 100 KTPA has started before time. Phase II , which entails capacity increase from 100 KTPA to 143 KTPA, is as per schedule. Phase I of captive power expansion from 167.5 MW to 267.5 MW is being commissioned ahead of schedule. Commissioning of Phase II is as per target.

Utkal:-

This is a JV with Alcan with an alumina refining capacity of 1,500 KTPA, where your Company holds a 55% stake. Technology supply agreement was signed with Alcan in July 2006. The Project commenced on 28th July 2006. Land acquisition is complete. Detailed Engineering has commenced . Pile foundation and infrastructure work is moving ahead as per schedule.

Aditya Alumina & Aluminium

This is an integrated Greenfield project in Orissa with 1,500 KTPA refinery, 325 KTPA smelter and 750 MW power plant. Land acquisition and R&R packages are in progress.

The Bauxite Mining Plan has been approved by Indian Bureau of Mines, Bhubaneswar. Discussions are underway with Orissa Mining Corporation for additional mines. We will shortly be signing an MoU with Mahanadi Coalfields Limited and Neyveli Lignite Corporation Limited for a share in the additional Coal resources at Talabira. We have also obtained approval for SEZ status for the Smelter.

Other Projects :

We have planned a 325 KTPA Aluminium Smelter and 750 MW Captive Power Plant supported by 3.5 million TPA Captive Coal Mine at Bargawan, Sidhi District, Madhya Pradesh. MoU was signed with the State Govt. in

May'06. The investment is expected to be around Rs. 77,000 Million. The approval for SEZ status has been obtained. The Coal Block has been allotted to the JV entity-Mahan Coal Company Limited (JV between your Company and Essar Group). Key management personnel are being put in place.

We will be setting up a 325 KTPA Aluminium Smelter and 750 MW Captive Power Plant supported by 5 million TPA Captive Coal Mine in Latehar, Jharkhand. An MOU has been signed with the Government of Jharkhand in March 2005. The investment in the project is expected to be around Rs. 78,000 Million. An application for the acquisition of 5,322 acres of land has been submitted to JIIDCO in July'06.

ABML IPO :

Aditya Birla Minerals Limited (ABML) (formerly Birla Mineral Resources Pty. Ltd.) raised A$ 299 million through the issue of 154 million equity shares priced at A$ 1.95 per share. This represented 49% of the post issue share capital of the Company. Hindalco continues to hold 159 million shares or 51% of the share capital following the offer and has entered into a voluntary escrow arrangement in respect of its shares. The proceeds from the issue were for repaying debt and for pursuing growth opportunities. This was the largest pure Copper stock on the Australian Stock Exchange (ASX) and the first Indian Group to be listed on ASX. The shares started trading on Australian Stock Exchange from May '06.

Having dwelt at length on our projects and initiatives, I would like to take you through the financial and operational details for Half I FY07.

FINANCIAL REVIEW AND ANALYSIS

Rs. Millions

Particulars	H1 FY07	H1 FY06	Change (%)	FY06
Net Sales & Operating Revenues	89,079	48,664	83.0%	113,965
Other Income	1,884	1,263	49.2%	2,439
PBDIT	21,082	12,186	73.0%	28,490
Interest	1,149	1,000	-14.9%	2,252
Depreciation	3,421	2,454	-39.4%	5,211
Profit Before Taxes	16,512	8,732	89.1%	21,027
Provision for Taxes	4,521	1,802	-150.9%	4,502
Current Tax	4,458	1,346	-231.2%	3,241
Deferred Tax	19	412	95.4%	1,160
Fringe Benefits Tax	44	44	0.0%	101
PAT	11,991	6,930	73.0%	16,525
Extraordinary Items	0	0	—	-30
Net Profit for the Period	11,991	6,930	73.0%	16,555
Provision for Deferred Tax for earlier years	0	0	—	0
Net Profit	11,991	6,930	73.0%	16,555
EPS (Rs. For the period)	12.2	7.0	74.3%	16.8

- Net sales and operating revenues went up by 83% yoy on the back of
  I. 42% increase in Aluminium price and 109% increase in Copper price in LME.
  II. Higher volume of value added aluminium downstream products which replaced sale of primaries.
  III. Significant increase in sales volume for Copper and its by products.
  IV. Depreciating Indian Rupee against US Dollar.

Sales growth was despite an adverse effect due to reduction in import duty of aluminium by 2.5% .

- Other income went up by Rs 621 million (ie 49%) due to higher interest income on income tax refund and improved yields on treasury investments.
- Interest charges increased by 15% on account of higher loan drawal (draw down from syndicated loan and higher working capital borrowing for Copper due to higher LME)
- Depreciation charge rose by Rs 967 million primarily due to depreciation for HI, FY 07 including an amount of Rs 727 million being impairment loss recognized in respect of Smelter II of the Copper unit at Dahej, Gujarat.

Unlike in the previous year, HI of current fiscal saw copper business post a healthy bottomline. This has helped your Company post all time high sales and profits.

We will now look at operational details.

OPERATIONAL REVIEW AND ANALYSIS

Aluminium Business

The impressive run of the business continued. Driven by strong sales realizations, better volumes and strategic cost reduction measures, HI saw record sales and profits. However, spiraling input costs continued to impact results unfavourably.

Primary aluminium output increased by more than 3,000 T. Consequent to the acquisition of the two downstream rolling and extruding assets, output of the value added products went up significantly. Rolled products output grew 11% and Extruded products output soared by 23%. The share of value added downstream products output rose from 51 % to 57 %. Your Company also improved speciality alumina production by 26% yoy. These are testimony of your Company's continued efforts towards de risking its product portfolio.

	Production				Sales Volumes (MT)			Net Sales (Rs.Million)		
	Unit	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)
Aluminium										
Alumina	MT	593,903	595,311	0%	156,337	181,052	-14%	3,932	3,745	5%
Aluminium Metal	MT	216,480	213,368	1%	62,188	73,635	-16%	7,622	6,793	12%
Wire Rod	MT	34,273	33,628	2%	34,192	33,320	3%	4,483	3,213	40%
Rolled Products	MT	104,766	94,372	11%	80,705	72,469	11%	11,994	8,561	40%
Extruded Products	MT	18,393	14,913	23%	18,263	14,875	23%	2,884	1,827	58%
Aluminium Foils	MT	13,321	13,225	1%	13,130	13,000	1%	2,675	2,357	14%
Alloy Wheels	No.	100,064	85,979	16%	98,589	76,166	29%	205	145	42%
Others								1,266	885	43%
Total								**35,062**	**27,526**	**27%**

Net.Sales went up by 27% as a result of higher volumes in value added products and higher prices across the board.

Copper Business

With the stabilization of Copper 3 smelter at Dahej, Copper business posted a smart turnaround in operating results. A steep increase in LME prices led to 156% improvement in net sales. LME being a pass through, such huge gains were not translated into commensurate gains to the bottomline.

	Production				Sales Volumes (MT)			Net Sales (Rs.Million)		
	Unit	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)
Copper										
CC Rods	MT	54,016	42,283	28%	53,261	41,520	28%	18,532	7,751	139%
Copper Cathodes	MT	136,062	99,244	37%	78,556	55,664	41%	27,817	9,173	203%
Sulpuric Acid	MT	263,815	119,502	121%	251,514	117,852	113%	229	205	12%
DAP & Complexes	MT	125,782	124,900	1%	129,416	122,141	6%	2,071	1,648	26%
Gold	MT	4.19	2.84	48%	4.38	3.03	44%	3,943	1,832	115%
Silver	MT	20.25	16.11	26%	20.59	17.50	18%	373	178	110%
Others								1,077	354	204%
Total								**54,042**	**21,141**	**156%**

Despite higher oil prices and increased load of working capital arising out of significantly higher LME, the business recorded strong results on account of higher production and sale. Although poor quality copper concentrate affected utilization levels, with ramp up of Copper Smelter III progressing satisfactorily and stable output from copper Smelter I , production of Copper cathodes went up by 37% from 99,244 T to 136,062 T. Sulphuric acid production went up by 121 %.

The business regained its domestic market share.

Industry Outlook

Aluminium

Global primary aluminium consumption has grown by 7% during HI FY07. Aluminium consumption growth is expected to slowdown in US . Demand from Western Europe is expected to be stronger but no major change is expected in Japan. China continues to be the prime driver for the increasing demand of metal. Semi fabrication capacity is moving up at a rapid clip. Consequently, Primary Aluminium consumption in the East & South East Asian region may be affected.

In India, the demand for Aluminium was fuelled by strong growth in transport, power and construction segments. Primary metal consumption grew 13% during the Apr-Sep 2006.

Global primary annual aluminium demand is expected to witness a 6% growth over 2005.

Alumina prices fell sharply to $250-280/MT from a peak of $650/MT as there was a surplus of more than half a million tonnes in the first half of CY2006. Lower alumina prices have improved profitability of standalone smelters. This could lead to ramping up of aluminium production. As a result, Aluminium market could move to a small surplus in 2007. A robust demand growth combined with extremely low inventory and inflationary pressures on cost would support aluminium prices from going below $2200-2000/MT levels.

Copper

Copper prices continued to be driven by extremely tight physical supply. Forecasts have gone awry due to disruptions at mines and low inventories. Concerns about slowing Chinese demand are abating as indicated by the narrowing discount on SHFE vis-a -vis LME prices.

Increasing smelting output with the addition of fresh capacities put severe pressure on the concentrate market. As a result of tight availability of concentrate, spot Tc/Rcs have fallen significantly. With global concentrate supply scenario not expected to change for the next one-two years, Tc/Rc is likely to be under severe pressure .

Conclusion

Your Company's excellent performance is a testimony of the high operating benchmarks that it has set for itself. The Company's fundamental strengths along with macroeconomic elements combined to deliver continued strong performance. Despite severe inflationary pressures, your Company will strive to maintain the exacting standards of performance.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Audited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Audited)	Year ended 31/03/2006 (Unaudited)
1	**Net Sales & Operating Revenues**	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2	**Other Income**	**1,108**	**928**	**1,884**	**1,263**	**2,439**
3	**Total Expenditure**	36,478	21,715	69,881	37,741	87,914
	(a). (Increase)/Decrease in Stock in Trade	(6,207)	(1,518)	(15,866)	(4,020)	(10,338)
	(b). Consumption of Raw Materials	33,349	15,020	67,659	26,393	66,034
	(c). Staff Cost	1,312	1,158	2,461	2,248	4,627
	(d). Manufacturing and Operating Expenses	6,518	6,018	12,833	11,211	23,223
	(e). Other Expenditure	1,506	1,037	2,794	1,909	4,368
4	**Interest & Finance Charges**	**515**	**539**	**1,149**	**1,000**	**2,252**
5	**Gross Profit**	**10,457**	**5,267**	**19,933**	**11,186**	**26,238**
6	**Depreciation**	**2,080**	**1,285**	**3,421**	**2,454**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
	Extraordinary Items	—	—	—	—	**(30)**
8	**Profit before Tax**	**8,377**	**3,982**	**16,512**	**8,732**	**21,057**
9	**Provision for Tax**	**2,401**	**844**	**4,521**	**1,802**	**4,502**
	(a). Provision for Current Tax	2,533	614	4,458	1,346	3,241
	(b). Provision for Deferred Tax	(156)	200	19	412	1,160
	(c). Provision for Fringe Benefit Tax	24	30	44	44	101
10	**Net Profit**	**5,976**	**3,138**	**11,991**	**6,930**	**16,555**
11	**Paid-up Equity Share Capital (Face Value : Re 1/- per Share)**	**986**	**928**	**986**	**928**	**986**
12	**Reserves**					95,077
13	**Basic & Diluted EPS (Rs.)**	**6.06**	**3.18**	**12.17**	**7.03**	**16.79**
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			848,720,228	687,009,680	847,818,402
	(b). Percentage of shareholding			73.21%	74.05%	73.13%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium	18,520	14,126	35,062	27,526	60,423
	(b) Copper	27,825	12,464	54,042	21,141	53,542
		46,345	26,590	89,104	48,667	113,965
	Inter Segment Revenue Adjustment	(3)	3	(25)	(3)	—
	Net Sales & Operating Revenues	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2.	**Segment Results (Profit/Loss before Tax and interest from each Segment)**					
	(a) Aluminium	6,710	4,345	13,835	8,729	21,281
	(b) Copper	1,233	(692)	2,211	(163)	193
		7,943	3,653	16,046	8,566	21,474
	Less: Interest & Finance Charges	(515)	(539)	(1,149)	(1,000)	(2,252)
		7,428	3,114	14,897	7,566	19,222
	Add: Other un-allocable Income net of un-allocable expenses	949	868	1,615	1,166	1,805
	Profit before Tax & Extraordinary Items	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
3.	**Capital Employed (Segment Assets -Segment Liabilities)**					
	(a) Aluminium	67,890	58,878	67,890	58,878	65,792
	(b) Copper	73,242	43,932	73,242	43,932	50,738
		141,132	102,810	141,132	102,810	116,530
	Un-allocable/ Corporate	65,024	34,714	65,024	34,714	40,840
	Total Capital Employed	**206,156**	**137,524**	**206,156**	**137,524**	**157,370**

Notes:

1. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

2. Depreciation for the quarter and half year ended 30th September, 2006 includes an amount of Rs 727 million being impairment loss recognized in respect of Smelter 2 of Copper unit at Dahej, Gujarat.

3. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs 928 million to Rs 986 million. The proceeds of the rights issue at 25% of the issue price amounting to Rs. 5,557 million have been utilized for the purpose of defraying related issue expenses amounting to Rs. 366 million and subscription of shares of a subsidiary company to the tune of Rs 459 million while the balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

4. Provision for taxation for the quarter and half year ended 30th September, 2005 have been restated in line with restatement of interim periods unaudited results done in the fourth quarter of previous financial year after considering the effect of favourable appellate decisions (received during the fourth quarter of the previous year) so as to convey the relevant information more meaningfully.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July, 2006	Received	Resolved	Pending as on 30th September, 2006
0	64	63	1

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 18th October, 2006. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 18th October, 2006

BOOK-POST

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Ahura Centre, 'B' Wing, 1st Floor, 82 Mahakali Caves Road, Andheri (E), *Mumbai* - 400 093.
Tel.: 5691 7000 • Fax : 5691 7001 • Email : amalik@adityabirla.com • Website : http://www.hindalco.com

Infomedia India Ltd.

HINDALCO
ADITYA BIRLA GROUP

Performance Update

for the half year ended 30th September 2006

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 030

Dear Shareholders,

It gives me great pleasure to share with you the results for the first half of Financial Year 2006-07 (FY07). Sales and profits were at a record high with impressive performance in both Quarter I and II, driven by higher prices. The first half of FY07 saw an increase in average Aluminium spot prices on LME by 42% from 1,810$/T to 2,565$/T. Spot prices for Copper averaged $7,466/T as compared to $3,579/T during the first half of the last year, reflecting an increase of 109%. However, LME is a pass through for the Copper Business. Spot Alumina prices fell during this period. Input price escalations continued to impact the bottom line adversely.

Your Company operated at higher than rated capacity or close to rated capacity in almost all the production facilities and therefore, could take full advantage of increased prices. There was significant improvement in performance of Copper Business which clocked higher output and posted a profit during HI FY07.

Acquisition of downstream Assets

You will recall that we had acquired the Rolling Plant belonging to Pennar Aluminium Ltd. from Asset Reconstruction Company India Limited (ARCIL) under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act (SARFESI). The facilities are located at Mouda near Nagpur. The plant started producing flat rolled products from March'06 ie immediately after we took possession of the facilities. The plant has high productivity standards. It has started doing well and will increase the company's rolling capacity and market share without any increase in the over all industry capacity.

We had also acquired an extrusion press and other ancillary equipment belonging to the erstwhile Sangam Aluminium Limited from the official liquidator Chennai High Court as part of winding-up procedure. This equipment was successfully dismantled from the plant location at Hosur and transported to Renukoot. The Extrusions Press was installed and commissioned at Renukoot in record time and is currently operating in full swing.

Brownfield Projects

Muri Alumina expansion from 110 KTPA to 450 KTPA is in advanced stage of implementation. Civil and Structural work have been done substantially. Equipment erection is at an advanced stage. The commencement of commissioning is slotted in the first quarter of the next fiscal.

We had also taken up Hirakud Smelter capacity expansion from 65 KTPA to 143 KTPA in two phases and a matching Captive Power capacity expansion from 167.5 MW to 367.5 MW. The commissioning of Phase 1 of Smelter expansion i.e. from 65 KTPA to 100 KTPA has started before time. Phase II , which entails capacity increase from 100 KTPA to 143 KTPA, is as per schedule. Phase I of captive power expansion from 167.5 MW to 267.5 MW is being commissioned ahead of schedule. Commissioning of Phase II is as per target.

Utkal:-

This is a JV with Alcan with an alumina refining capacity of 1,500 KTPA, where your Company holds a 55% stake. Technology supply agreement was signed with Alcan in July 2006. The Project commenced on 28th July 2006. Land acquisition is complete. Detailed Engineering has commenced . Pile foundation and infrastructure work is moving ahead as per schedule.

Aditya Alumina & Aluminium

This is an integrated Greenfield project in Orissa with 1,500 KTPA refinery, 325 KTPA smelter and 750 MW power plant. Land acquisition and R&R packages are in progress.

The Bauxite Mining Plan has been approved by Indian Bureau of Mines, Bhubaneswar. Discussions are underway with Orissa Mining Corporation for additional mines. We will shortly be signing an MoU with Mahanadi Coalfields Limited and Neyveli Lignite Corporation Limited for a share in the additional Coal resources at Talabira. We have also obtained approval for SEZ status for the Smelter.

Other Projects :

We have planned a 325 KTPA Aluminium Smelter and 750 MW Captive Power Plant supported by 3.5 million TPA Captive Coal Mine at Bargawan, Sidhi District, Madhya Pradesh. MoU was signed with the State Govt. in

May'06. The investment is expected to be around Rs. 77,000 Million. The approval for SEZ status has been obtained. The Coal Block has been allotted to the JV entity-Mahan Coal Company Limited (JV between your Company and Essar Group). Key management personnel are being put in place.

We will be setting up a 325 KTPA Aluminium Smelter and 750 MW Captive Power Plant supported by 5 million TPA Captive Coal Mine in Latehar, Jharkhand. An MOU has been signed with the Government of Jharkhand in March 2005. The investment in the project is expected to be around Rs. 78,000 Million. An application for the acquisition of 5,322 acres of land has been submitted to JIIDCO in July'06.

ABML IPO :

Aditya Birla Minerals Limited (ABML) (formerly Birla Mineral Resources Pty. Ltd.) raised A$ 299 million through the issue of 154 million equity shares priced at A$ 1.95 per share. This represented 49% of the post issue share capital of the Company. Hindalco continues to hold 159 million shares or 51% of the share capital following the offer and has entered into a voluntary escrow arrangement in respect of its shares. The proceeds from the issue were for repaying debt and for pursuing growth opportunities. This was the largest pure Copper stock on the Australian Stock Exchange (ASX) and the first Indian Group to be listed on ASX. The shares started trading on Australian Stock Exchange from May '06.

Having dwelt at length on our projects and initiatives, I would like to take you through the financial and operational details for Half I FY07.

FINANCIAL REVIEW AND ANALYSIS

Rs. Millions

Particulars	H1 FY07	H1 FY06	Change (%)	FY06
Net Sales & Operating Revenues	89,079	48,664	83.0%	113,965
Other Income	1,884	1,263	49.2%	2,439
PBDIT	21,082	12,186	73.0%	28,490
Interest	1,149	1,000	-14.9%	2,252
Depreciation	3,421	2,454	-39.4%	5,211
Profit Before Taxes	16,512	8,732	89.1%	21,027
Provision for Taxes	4,521	1,802	-150.9%	4,502
Current Tax	4,458	1,346	-231.2%	3,241
Deferred Tax	19	412	95.4%	1,160
Fringe Benefits Tax	44	44	0.0%	101
PAT	11,991	6,930	73.0%	16,525
Extraordinary Items	0	0	—	-30
Net Profit for the Period	11,991	6,930	73.0%	16,555
Provision for Deferred Tax for earlier years	0	0	—	0
Net Profit	11,991	6,930	73.0%	16,555
EPS (Rs. For the period)	12.2	7.0	74.3%	16.8

- Net sales and operating revenues went up by 83% yoy on the back of
  I. 42% increase in Aluminium price and 109% increase in Copper price in LME.
  II. Higher volume of value added aluminium downstream products which replaced sale of primaries.
  III. Significant increase in sales volume for Copper and its by products.
  IV. Depreciating Indian Rupee against US Dollar.

Sales growth was despite an adverse effect due to reduction in import duty of aluminium by 2.5% .

- Other income went up by Rs 621 million (ie 49%) due to higher interest income on income tax refund and improved yields on treasury investments.
- Interest charges increased by 15% on account of higher loan drawal (draw down from syndicated loan and higher working capital borrowing for Copper due to higher LME)
- Depreciation charge rose by Rs 967 million primarily due to depreciation for HI, FY 07 including an amount of Rs 727 million being impairment loss recognized in respect of Smelter II of the Copper unit at Dahej, Gujarat.

Unlike in the previous year, HI of current fiscal saw copper business post a healthy bottomline. This has helped your Company post all time high sales and profits.

We will now look at operational details.

OPERATIONAL REVIEW AND ANALYSIS

Aluminium Business

The impressive run of the business continued. Driven by strong sales realizations, better volumes and strategic cost reduction measures, HI saw record sales and profits. However, spiraling input costs continued to impact results unfavourably.

Primary aluminium output increased by more than 3,000 T. Consequent to the acquisition of the two downstream rolling and extruding assets, output of the value added products went up significantly. Rolled products output grew 11% and Extruded products output soared by 23%. The share of value added downstream products output rose from 51 % to 57 %. Your Company also improved speciality alumina production by 26% yoy. These are testimony of your Company's continued efforts towards de risking its product portfolio.

	Production				Sales Volumes (MT)			Net Sales (Rs.Million)		
	Unit	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)
Aluminium										
Alumina	MT	593,903	595,311	0%	156,337	181,052	-14%	3,932	3,745	5%
Aluminium Metal	MT	216,480	213,368	1%	62,188	73,635	-16%	7,622	6,793	12%
Wire Rod	MT	34,273	33,628	2%	34,192	33,320	3%	4,483	3,213	40%
Rolled Products	MT	104,766	94,372	11%	80,705	72,469	11%	11,994	8,561	40%
Extruded Products	MT	18,393	14,913	23%	18,263	14,875	23%	2,884	1,827	58%
Aluminium Foils	MT	13,321	13,225	1%	13,130	13,000	1%	2,675	2,357	14%
Alloy Wheels	No.	100,064	85,979	16%	98,589	76,166	29%	205	145	42%
Others								1,266	885	43%
Total								**35,062**	**27,526**	**27%**

Net Sales went up by 27% as a result of higher volumes in value added products and higher prices across the board.

Copper Business

With the stabilization of Copper 3 smelter at Dahej, Copper business posted a smart turnaround in operating results. A steep increase in LME prices led to 156% improvement in net sales. LME being a pass through, such huge gains were not translated into commensurate gains to the bottomline.

	Production				Sales Volumes (MT)			Net Sales (Rs.Million)		
	Unit	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)
Copper										
CC Rods	MT	54,016	42,283	28%	53,261	41,520	28%	18,532	7,751	139%
Copper Cathodes	MT	136,062	99,244	37%	78,556	55,664	41%	27,817	9,173	203%
Sulpuric Acid	MT	263,815	119,502	121%	251,514	117,852	113%	229	205	12%
DAP & Complexes	MT	125,782	124,900	1%	129,416	122,141	6%	2,071	1,648	26%
Gold	MT	4.19	2.84	48%	4.38	3.03	44%	3,943	1,832	115%
Silver	MT	20.25	16.11	26%	20.59	17.50	18%	373	178	110%
Others								1,077	354	204%
Total								**54,042**	**21,141**	**156%**

Despite higher oil prices and increased load of working capital arising out of significantly higher LME, the business recorded strong results on account of higher production and sale. Although poor quality copper concentrate affected utilization levels, with ramp up of Copper Smelter III progressing satisfactorily and stable output from copper Smelter I , production of Copper cathodes went up by 37% from 99,244 T to 136,062 T. Sulphuric acid production went up by 121 %.

The business regained its domestic market share.

Industry Outlook

Aluminium

Global primary aluminium consumption has grown by 7% during HI FY07. Aluminium consumption growth is expected to slowdown in US . Demand from Western Europe is expected to be stronger but no major change is expected in Japan. China continues to be the prime driver for the increasing demand of metal. Semi fabrication capacity is moving up at a rapid clip. Consequently, Primary Aluminium consumption in the East & South East Asian region may be affected.

In India, the demand for Aluminium was fuelled by strong growth in transport, power and construction segments. Primary metal consumption grew 13% during the Apr-Sep 2006.

Global primary annual aluminium demand is expected to witness a 6% growth over 2005.

Alumina prices fell sharply to $250-280/MT from a peak of $650/MT as there was a surplus of more than half a million tonnes in the first half of CY2006. Lower alumina prices have improved profitability of standalone smelters. This could lead to ramping up of aluminium production. As a result, Aluminium market could move to a small surplus in 2007. A robust demand growth combined with extremely low inventory and inflationary pressures on cost would support aluminium prices from going below $2200-2000/MT levels.

Copper

Copper prices continued to be driven by extremely tight physical supply. Forecasts have gone awry due to disruptions at mines and low inventories. Concerns about slowing Chinese demand are abating as indicated by the narrowing discount on SHFE vis-a -vis LME prices.

Increasing smelting output with the addition of fresh capacities put severe pressure on the concentrate market. As a result of tight availability of concentrate, spot Tc/Rcs have fallen significantly. With global concentrate supply scenario not expected to change for the next one-two years, Tc/Rc is likely to be under severe pressure .

Conclusion

Your Company's excellent performance is a testimony of the high operating benchmarks that it has set for itself. The Company's fundamental strengths along with macroeconomic elements combined to deliver continued strong performance. Despite severe inflationary pressures, your Company will strive to maintain the exacting standards of performance.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Audited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Audited)	Year ended 31/03/2006 (Unaudited)
1	**Net Sales & Operating Revenues**	**46,342**	26,593	**89,079**	**48,664**	**113,965**
2	**Other Income**	**1,108**	**926**	**1,884**	**1,263**	**2,439**
3	**Total Expenditure**	36,478	21,715	69,881	37,741	87,914
	(a). (Increase)/Decrease in Stock in Trade	(6,207)	(1,518)	(15,866)	(4,020)	(10,338)
	(b). Consumption of Raw Materials	33,349	15,020	67,659	26,393	66,034
	(c). Staff Cost	1,312	1,158	2,461	2,248	4,627
	(d). Manufacturing and Operating Expenses	6,518	6,018	12,833	11,211	23,223
	(e). Other Expenditure	1,506	1,037	2,794	1,909	4,368
4	**Interest & Finance Charges**	515	539	**1,149**	**1,000**	**2,252**
5	**Gross Profit**	**10,457**	**5,267**	**19,933**	**11,186**	**26,238**
6	**Depreciation**	**2,080**	**1,285**	**3,421**	**2,454**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
	Extraordinary Items	—	—	—	—	**(30)**
8	**Profit before Tax**	**8,377**	**3,982**	**16,512**	**8,732**	**21,057**
9	**Provision for Tax**	**2,401**	**844**	**4,521**	**1,802**	**4,502**
	(a). Provision for Current Tax	2,533	614	4,458	1,346	3,241
	(b). Provision for Deferred Tax	(156)	200	19	412	1,160
	(c). Provision for Fringe Benefit Tax	24	30	44	44	101
10	**Net Profit**	**5,976**	**3,138**	**11,991**	**6,930**	**16,555**
11	**Paid-up Equity Share Capital (Face Value : Re 1/- per Share)**	**986**	**928**	**986**	**928**	**986**
12	**Reserves**					95,077
13	**Basic & Diluted EPS (Rs.)**	**6.06**	**3.18**	**12.17**	**7.03**	**16.79**
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			848,720,228	687,009,680	847,818,402
	(b). Percentage of shareholding			73.21%	74.05%	73.13%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium	18,520	14,126	35,062	27,526	60,423
	(b) Copper	27,825	12,464	54,042	21,141	53,542
		46,345	26,590	89,104	48,667	113,965
	Inter Segment Revenue Adjustment	(3)	3	(25)	(3)	—
	Net Sales & Operating Revenues	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2.	**Segment Results (Profit/Loss before Tax and interest from each Segment)**					
	(a) Aluminium	6,710	4,345	13,835	8,729	21,281
	(b) Copper	1,233	(692)	2,211	(163)	193
		7,943	3,653	16,046	8,566	21,474
	Less: Interest & Finance Charges	(515)	(539)	(1,149)	(1,000)	(2,252)
		7,428	3,114	14,897	7,566	19,222
	Add: Other un-allocable Income net of un-allocable expenses	949	868	1,615	1,166	1,805
	Profit before Tax & Extraordinary Items	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
3.	**Capital Employed (Segment Assets -Segment Liabilities)**					
	(a) Aluminium	67,890	58,878	67,890	58,878	65,792
	(b) Copper	73,242	43,932	73,242	43,932	50,738
		141,132	102,810	141,132	102,810	116,530
	Un-allocable/ Corporate	65,024	34,714	65,024	34,714	40,840
	Total Capital Employed	**206,156**	**137,524**	**206,156**	**137,524**	**157,370**

Notes:

1. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

2. Depreciation for the quarter and half year ended 30th September, 2006 includes an amount of Rs 727 million being impairment loss recognized in respect of Smelter 2 of Copper unit at Dahej, Gujarat.

3. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs 928 million to Rs 986 million. The proceeds of the rights issue at 25% of the issue price amounting to Rs. 5,557 million have been utilized for the purpose of defraying related issue expenses amounting to Rs. 366 million and subscription of shares of a subsidiary company to the tune of Rs 459 million while the balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

4. Provision for taxation for the quarter and half year ended 30th September, 2005 have been restated in line with restatement of interim periods unaudited results done in the fourth quarter of previous financial year after considering the effect of favourable appellate decisions (received during the fourth quarter of the previous year) so as to convey the relevant information more meaningfully.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July, 2006	Received	Resolved	Pending as on 30th September, 2006
0	64	63	1

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 18th October, 2006. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 18th October, 2006

BOOK-POST

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Ahura Centre, 'B' Wing, 1st Floor, 82 Mahakali Caves Road, Andheri (E), Mumbai - 400 093.
Tel.: 5691 7000 • Fax : 5691 7001 • Email : amalik@adityabirla.com • Website : http://www.hindalco.com

Infomedia India Ltd.

HINDALCO

ADITYA BIRLA GROUP

Performance Update

for the half year ended 30th September 2006

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 030

Dear Shareholders,

It gives me great pleasure to share with you the results for the first half of Financial Year 2006-07 (FY07). Sales and profits were at a record high with impressive performance in both Quarter I and II, driven by higher prices. The first half of FY07 saw an increase in average Aluminium spot prices on LME by 42% from 1,810$/T to 2,565$/T. Spot prices for Copper averaged $7,466/T as compared to $3,579/T during the first half of the last year, reflecting an increase of 109%. However, LME is a pass through for the Copper Business. Spot Alumina prices fell during this period. Input price escalations continued to impact the bottom line adversely.

Your Company operated at higher than rated capacity or close to rated capacity in almost all the production facilities and therefore, could take full advantage of increased prices. There was significant improvement in performance of Copper Business which clocked higher output and posted a profit during HI FY07.

Acquisition of downstream Assets

You will recall that we had acquired the Rolling Plant belonging to Pennar Aluminium Ltd. from Asset Reconstruction Company India Limited (ARCIL) under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act (SARFESI). The facilities are located at Mouda near Nagpur. The plant started producing flat rolled products from March'06 ie immediately after we took possession of the facilities. The plant has high productivity standards. It has started doing well and will increase the company's rolling capacity and market share without any increase in the over all industry capacity.

We had also acquired an extrusion press and other ancillary equipment belonging to the erstwhile Sangam Aluminium Limited from the official liquidator Chennai High Court as part of winding-up procedure. This equipment was successfully dismantled from the plant location at Hosur and transported to Renukoot. The Extrusions Press was installed and commissioned at Renukoot in record time and is currently operating in full swing.

Brownfield Projects

Muri Alumina expansion from 110 KTPA to 450 KTPA is in advanced stage of implementation. Civil and Structural work have been done substantially. Equipment erection is at an advanced stage. The commencement of commissioning is slotted in the first quarter of the next fiscal.

We had also taken up Hirakud Smelter capacity expansion from 65 KTPA to 143 KTPA in two phases and a matching Captive Power capacity expansion from 167.5 MW to 367.5 MW. The commissioning of Phase 1 of Smelter expansion i.e. from 65 KTPA to 100 KTPA has started before time. Phase II , which entails capacity increase from 100 KTPA to 143 KTPA, is as per schedule. Phase I of captive power expansion from 167.5 MW to 267.5 MW is being commissioned ahead of schedule. Commissioning of Phase II is as per target.

Utkal:-

This is a JV with Alcan with an alumina refining capacity of 1,500 KTPA, where your Company holds a 55% stake. Technology supply agreement was signed with Alcan in July 2006. The Project commenced on 28th July 2006. Land acquisition is complete. Detailed Engineering has commenced . Pile foundation and infrastructure work is moving ahead as per schedule.

Aditya Alumina & Aluminium

This is an integrated Greenfield project in Orissa with 1,500 KTPA refinery, 325 KTPA smelter and 750 MW power plant. Land acquisition and R&R packages are in progress.

The Bauxite Mining Plan has been approved by Indian Bureau of Mines, Bhubaneswar. Discussions are underway with Orissa Mining Corporation for additional mines. We will shortly be signing an MoU with Mahanadi Coalfields Limited and Neyveli Lignite Corporation Limited for a share in the additional Coal resources at Talabira. We have also obtained approval for SEZ status for the Smelter.

Other Projects :

We have planned a 325 KTPA Aluminium Smelter and 750 MW Captive Power Plant supported by 3.5 million TPA Captive Coal Mine at Bargawan, Sidhi District, Madhya Pradesh. MoU was signed with the State Govt. in

May'06. The investment is expected to be around Rs. 77,000 Million. The approval for SEZ status has been obtained. The Coal Block has been allotted to the JV entity-Mahan Coal Company Limited (JV between your Company and Essar Group). Key management personnel are being put in place.

We will be setting up a 325 KTPA Aluminium Smelter and 750 MW Captive Power Plant supported by 5 million TPA Captive Coal Mine in Latehar, Jharkhand. An MOU has been signed with the Government of Jharkhand in March 2005. The investment in the project is expected to be around Rs. 78,000 Million. An application for the acquisition of 5,322 acres of land has been submitted to JIIDCO in July'06.

ABML IPO :

Aditya Birla Minerals Limited (ABML) (formerly Birla Mineral Resources Pty. Ltd.) raised A$ 299 million through the issue of 154 million equity shares priced at A$ 1.95 per share. This represented 49% of the post issue share capital of the Company. Hindalco continues to hold 159 million shares or 51% of the share capital following the offer and has entered into a voluntary escrow arrangement in respect of its shares. The proceeds from the issue were for repaying debt and for pursuing growth opportunities. This was the largest pure Copper stock on the Australian Stock Exchange (ASX) and the first Indian Group to be listed on ASX. The shares started trading on Australian Stock Exchange from May '06.

Having dwelt at length on our projects and initiatives, I would like to take you through the financial and operational details for Half I FY07.

FINANCIAL REVIEW AND ANALYSIS

Rs. Millions

Particulars	H1 FY07	H1 FY06	Change (%)	FY06
Net Sales & Operating Revenues	89,079	48,664	83.0%	113,965
Other Income	1,884	1,263	49.2%	2,439
PBDIT	21,082	12,186	73.0%	28,490
Interest	1,149	1,000	-14.9%	2,252
Depreciation	3,421	2,454	-39.4%	5,211
Profit Before Taxes	16,512	8,732	89.1%	21,027
Provision for Taxes	4,521	1,802	-150.9%	4,502
Current Tax	4,458	1,346	-231.2%	3,241
Deferred Tax	19	412	95.4%	1,160
Fringe Benefits Tax	44	44	0.0%	101
PAT	11,991	6,930	73.0%	16,525
Extraordinary Items	0	0	—	-30
Net Profit for the Period	11,991	6,930	73.0%	16,555
Provision for Deferred Tax for earlier years	0	0	—	0
Net Profit	11,991	6,930	73.0%	16,555
EPS (Rs. For the period)	12.2	7.0	74.3%	16.8

- Net sales and operating revenues went up by 83% yoy on the back of
  - I. 42% increase in Aluminium price and 109% increase in Copper price in LME.
  - II. Higher volume of value added aluminium downstream products which replaced sale of primaries.
  - III. Significant increase in sales volume for Copper and its by products.
  - IV. Depreciating Indian Rupee against US Dollar.

Sales growth was despite an adverse effect due to reduction in import duty of aluminium by 2.5% .

- Other income went up by Rs 621 million (ie 49%) due to higher interest income on income tax refund and improved yields on treasury investments.
- Interest charges increased by 15% on account of higher loan drawal (draw down from syndicated loan and higher working capital borrowing for Copper due to higher LME)
- Depreciation charge rose by Rs 967 million primarily due to depreciation for HI, FY 07 including an amount of Rs 727 million being impairment loss recognized in respect of Smelter II of the Copper unit at Dahej, Gujarat.

Unlike in the previous year, HI of current fiscal saw copper business post a healthy bottomline. This has helped your Company post all time high sales and profits.

We will now look at operational details.

OPERATIONAL REVIEW AND ANALYSIS

Aluminium Business

The impressive run of the business continued. Driven by strong sales realizations, better volumes and strategic cost reduction measures, HI saw record sales and profits. However, spiraling input costs continued to impact results unfavourably.

Primary aluminium output increased by more than 3,000 T. Consequent to the acquisition of the two downstream rolling and extruding assets, output of the value added products went up significantly. Rolled products output grew 11% and Extruded products output soared by 23%. The share of value added downstream products output rose from 51 % to 57 %. Your Company also improved speciality alumina production by 26% yoy. These are testimony of your Company's continued efforts towards de risking its product portfolio.

	Production				Sales Volumes (MT)			Net Sales (Rs.Million)		
	Unit	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)
Aluminium										
Alumina	MT	593,903	595,311	0%	156,337	181,052	-14%	3,932	3,745	5%
Aluminium Metal	MT	216,480	213,368	1%	62,188	73,635	-16%	7,622	6,793	12%
Wire Rod	MT	34,273	33,628	2%	34,192	33,320	3%	4,483	3,213	40%
Rolled Products	MT	104,766	94,372	11%	80,705	72,469	11%	11,994	8,561	40%
Extruded Products	MT	18,393	14,913	23%	18,263	14,875	23%	2,884	1,827	58%
Aluminium Foils	MT	13,321	13,225	1%	13,130	13,000	1%	2,675	2,357	14%
Alloy Wheels	No.	100,064	85,979	16%	98,589	76,166	29%	205	145	42%
Others								1,266	885	43%
Total								**35,062**	**27,526**	**27%**

Net·Sales went up by 27% as a result of higher volumes in value added products and higher prices across the board.

Copper Business

With the stabilization of Copper 3 smelter at Dahej, Copper business posted a smart turnaround in operating results. A steep increase in LME prices led to 156% improvement in net sales. LME being a pass through, such huge gains were not translated into commensurate gains to the bottomline.

	Production				Sales Volumes (MT)			Net Sales (Rs.Million)		
	Unit	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)	H1 FY07	H1 FY06	Chg (%)
Copper										
CC Rods	MT	54,016	42,283	28%	53,261	41,520	28%	18,532	7,751	139%
Copper Cathodes	MT	136,062	99,244	37%	78,556	55,664	41%	27,817	9,173	203%
Sulpuric Acid	MT	263,815	119,502	121%	251,514	117,852	113%	229	205	12%
DAP & Complexes	MT	125,782	124,900	1%	129,416	122,141	6%	2,071	1,648	26%
Gold	MT	4.19	2.84	48%	4.38	3.03	44%	3,943	1,832	115%
Silver	MT	20.25	16.11	26%	20.59	17.50	18%	373	178	110%
Others								1,077	354	204%
Total								**54,042**	**21,141**	**156%**

Despite higher oil prices and increased load of working capital arising out of significantly higher LME, the business recorded strong results on account of higher production and sale. Although poor quality copper concentrate affected utilization levels, with ramp up of Copper Smelter III progressing satisfactorily and stable output from copper Smelter I , production of Copper cathodes went up by 37% from 99,244 T to 136,062 T. Sulphuric acid production went up by 121 %.

The business regained its domestic market share.

Industry Outlook

Aluminium

Global primary aluminium consumption has grown by 7% during HI FY07. Aluminium consumption growth is expected to slowdown in US . Demand from Western Europe is expected to be stronger but no major change is expected in Japan. China continues to be the prime driver for the increasing demand of metal. Semi fabrication capacity is moving up at a rapid clip. Consequently, Primary Aluminium consumption in the East & South East Asian region may be affected.

In India, the demand for Aluminium was fuelled by strong growth in transport, power and construction segments. Primary metal consumption grew 13% during the Apr-Sep 2006.

Global primary annual aluminium demand is expected to witness a 6% growth over 2005.

Alumina prices fell sharply to $250-280/MT from a peak of $650/MT as there was a surplus of more than half a million tonnes in the first half of CY2006. Lower alumina prices have improved profitability of standalone smelters. This could lead to ramping up of aluminium production. As a result, Aluminium market could move to a small surplus in 2007. A robust demand growth combined with extremely low inventory and inflationary pressures on cost would support aluminium prices from going below $2200-2000/MT levels.

Copper

Copper prices continued to be driven by extremely tight physical supply. Forecasts have gone awry due to disruptions at mines and low inventories. Concerns about slowing Chinese demand are abating as indicated by the narrowing discount on SHFE vis-a -vis LME prices.

Increasing smelting output with the addition of fresh capacities put severe pressure on the concentrate market. As a result of tight availability of concentrate, spot Tc/Rcs have fallen significantly. With global concentrate supply scenario not expected to change for the next one-two years, Tc/Rc is likely to be under severe pressure .

Conclusion

Your Company's excellent performance is a testimony of the high operating benchmarks that it has set for itself. The Company's fundamental strengths along with macroeconomic elements combined to deliver continued strong performance. Despite severe inflationary pressures, your Company will strive to maintain the exacting standards of performance.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Audited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Audited)	Year ended 31/03/2006 (Unaudited)
1	**Net Sales & Operating Revenues**	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2	**Other Income**	**1,108**	**928**	**1,884**	**1,263**	**2,439**
3	**Total Expenditure**	36,478	21,715	69,881	37,741	87,914
	(a). (Increase)/Decrease in Stock in Trade	(6,207)	(1,518)	(15,866)	(4,020)	(10,338)
	(b). Consumption of Raw Materials	33,349	15,020	67,659	26,393	66,034
	(c). Staff Cost	1,312	1,158	2,461	2,248	4,627
	(d). Manufacturing and Operating Expenses	6,518	6,018	12,833	11,211	23,223
	(e). Other Expenditure	1,506	1,037	2,794	1,909	4,368
4	**Interest & Finance Charges**	**515**	**539**	**1,149**	**1,000**	**2,252**
5	**Gross Profit**	**10,457**	**5,267**	**19,933**	**11,186**	**26,238**
6	**Depreciation**	**2,080**	**1,285**	**3,421**	**2,454**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
	Extraordinary Items	—	—	—	—	(30)
8	**Profit before Tax**	**8,377**	**3,982**	**16,512**	**8,732**	**21,057**
9	**Provision for Tax**	**2,401**	**844**	**4,521**	**1,802**	**4,502**
	(a). Provision for Current Tax	2,533	614	4,458	1,346	3,241
	(b). Provision for Deferred Tax	(156)	200	19	412	1,160
	(c). Provision for Fringe Benefit Tax	24	30	44	44	101
10	**Net Profit**	**5,976**	**3,138**	**11,991**	**6,930**	**16,555**
11	**Paid-up Equity Share Capital (Face Value : Re 1/- per Share)**	**986**	**928**	**986**	928	**986**
12	**Reserves**					95,077
13	**Basic & Diluted EPS (Rs.)**	**6.06**	**3.18**	12.17	7.03	16.79
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			848,720,228	687,009,680	847,818,402
	(b). Percentage of shareholding			73.21%	74.05%	73.13%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium	18,520	14,126	35,062	27,526	60,423
	(b) Copper	27,825	12,464	54,042	21,141	53,542
		46,345	26,590	89,104	48,667	113,965
	Inter Segment Revenue Adjustment	(3)	3	(25)	(3)	—
	Net Sales & Operating Revenues	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2.	**Segment Results (Profit/Loss before Tax and interest from each Segment)**					
	(a) Aluminium	6,710	4,345	13,835	8,729	21,281
	(b) Copper	1,233	(692)	2,211	(163)	193
		7,943	3,653	16,046	8,566	21,474
	Less: Interest & Finance Charges	(515)	(539)	(1,149)	(1,000)	(2,252)
		7,428	3,114	14,897	7,566	19,222
	Add: Other un-allocable Income net of un-allocable expenses	949	868	1,615	1,166	1,805
	Profit before Tax & Extraordinary Items	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
3.	**Capital Employed (Segment Assets -Segment Liabilities)**					
	(a) Aluminium	67,890	58,878	67,890	58,878	65,792
	(b) Copper	73,242	43,932	73,242	43,932	50,738
		141,132	102,810	141,132	102,810	116,530
	Un-allocable/ Corporate	65,024	34,714	65,024	34,714	40,840
	Total Capital Employed	**206,156**	**137,524**	**206,156**	**137,524**	**157,370**

Notes:

1. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

2. Depreciation for the quarter and half year ended 30th September, 2006 includes an amount of Rs 727 million being impairment loss recognized in respect of Smelter 2 of Copper unit at Dahej, Gujarat.

3. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs 928 million to Rs 986 million. The proceeds of the rights issue at 25% of the issue price amounting to Rs. 5,557 million have been utilized for the purpose of defraying related issue expenses amounting to Rs. 366 million and subscription of shares of a subsidiary company to the tune of Rs 459 million while the balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

4. Provision for taxation for the quarter and half year ended 30th September, 2005 have been restated in line with restatement of interim periods unaudited results done in the fourth quarter of previous financial year after considering the effect of favourable appellate decisions (received during the fourth quarter of the previous year) so as to convey the relevant information more meaningfully.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July, 2006	Received	Resolved	Pending as on 30th September, 2006
0	64	63	1

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 18th October, 2006. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 18th October, 2006

BOOK-POST

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Ahura Centre, 'B' Wing, 1st Floor, 82 Mahakali Caves Road, Andheri (E), Mumbai - 400 093.
Tel.: 5691 7000 • Fax : 5691 7001 • Email : amalik@adityabirla.com • Website : http://www.hindalco.com

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